LEHMAN BROTHERS



BARRETT S. DIPAOLO
Vice President
Associate General Counsel
office of the general counsel






                                 August 16, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn:    Document Control--EDGAR

Re:      SCHEDULE 13D/Amendment No. 5: Blount International, Inc.


Ladies and Gentlemen:

        On behalf of the following entities (the "Reporting Persons"), attached for filing is Amendment No. 5 to Schedule 13D relating to the beneficial ownership of the Common Stock of Blount International, Inc., filed by:

                  Lehman Brothers Holdings Inc.
                  Lehman Brothers Inc.
                  LB I Group Inc.
                  LB Blount Investment SPV LLC
                  Lehman Brothers Merchant Banking Partners II L.P. Lehman Brothers Offshore Investment Partners II L.P. Lehman Brothers Capital Partners III, L.P.
                  Lehman Brothers Capital Partners IV, L.P.
                  Lehman Brothers Merchant Banking Partners II Inc. Lehman Brothers Offshore Partners II Ltd.
                  Lehman Brothers MBG Partners 1999 (A) L.P.
                  Lehman Brothers MBG Partners 1999 (B) L.P.
                  Lehman Brothers MBG Partners 1999 (C) L.P.




        If you have any questions regarding this filing, please contact the undersigned at (212) 526-0577.






                                                Very truly yours,


                                                /s/ Barrett S. DiPaolo






Enclosure

cc:     New York Stock Exchange
        Blount International, Inc.























                          Lehman Brothers Holdings Inc.

                    399 Park Avenue New York, New York 10022


                 212 526 0577 Fax 646 758 2654 bdipaolo@lehman.com







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 AMENDMENT NO. 5

                    Under the Securities Exchange Act of 1934


                           Blount International, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   095180-10-5
                      (CUSIP Number of Class of Securities)

                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                           399 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 526-0858
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                 August 9, 2004

             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc.
                  13-3216325

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.       SOLE VOTING POWER
REPORTING PERSON WITH                      27,262,111


                                  8.        SHARED VOTING POWER
                                            -0-


                                  9.        SOLE DISPOSITIVE POWER
                                            27,262,111


                                  10.       SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,262,111


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.12%


      14. TYPE OF REPORTING PERSON
          HC/CO






CUSIP No. 095180-10-5


       1.         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB Blount Investment SPV LLC
                  13-4073579

       2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]

       3.         SEC USE ONLY


       4.         SOURCE OF FUNDS
                  OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH          7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    27,262,111


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            27,262,111


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,262,111


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          62.12%


      14. TYPE OF REPORTING PERSON
          OO





CUSIP No. 095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman
          Brothers Inc.
          13-2518466

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY             7.     SOLE VOTING POWER
EACH REPORTING PERSON WITH               7,142,673


                                  8.     SHARED VOTING POWER
                                         -0-


                                  9.     SOLE DISPOSITIVE POWER
                                         7,142,673


                                  10.    SHARED DISPOSITIVE POWER
                                         -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,142,673


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.28%


      14. TYPE OF REPORTING PERSON
          HC/CO






CUSIP No. 095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Merchant Banking Partners II L.P.
          01-0594189

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    11,286,514


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            11,286,514


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,286,514


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          25.72%


      14. TYPE OF REPORTING PERSON
          PN







CUSIP No. 095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Offshore Investment Partners II L.P.
          30-0037037

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    7,360,770


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            7,360,770


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,360,770


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.78%


      14. TYPE OF REPORTING PERSON PN




CUSIP No. 095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Capital Partners III, L.P.
          13-3857432

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    1,472,154


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            1,472,154


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,472,154


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.35%


      14. TYPE OF REPORTING PERSON
          PN



CUSIP No. 095180-10-5



       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Capital Partners IV, L.P.
          13-4042406

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    4,089,317


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            4,089,317


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,089,317


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.32%


      14. TYPE OF REPORTING PERSON
          PN






CUSIP No. 095180-10-5



       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (A) L.P.
          03-0406092

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    981,436


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            981,436


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          981,436


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.24%


      14. TYPE OF REPORTING PERSON
          PN


CUSIP No. 095180-10-5



       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (B) L.P.
          03-0406104


       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    109,048


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            109,048


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          109,048


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.25%


      14. TYPE OF REPORTING PERSON
          PN


CUSIP No. 095180-10-5



       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers MBG Partners 1999 (C) L.P.
          03-0406111


       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    27,262


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            27,262


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,262


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.06%


      14. TYPE OF REPORTING PERSON
          PN



CUSIP No. 095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB I Group
          Inc.
          13-2741778

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    7,142,673


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            7,142,673

                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,142,673


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
<         16.28%


      14. TYPE OF REPORTING PERSON
          HC/CO


CUSIP No. 095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Offshore Partners II Ltd.
          98-0190704

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    3,680,385


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                            3,680,385


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,680,385


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.39%


      14. TYPE OF REPORTING PERSON
          HC/CO



CUSIP No.095180-10-5


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Merchant Banking Partners II Inc.
          13-3957483

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS
          OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

    NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH           7.     SOLE VOTING POWER
   REPORTING PERSON WITH                    14,966,899


                                     8.     SHARED VOTING POWER
                                            -0-


                                     9.     SOLE DISPOSITIVE POWER
                                             14,966,899


                                     10.    SHARED DISPOSITIVE POWER
                                            -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,966,899


      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES   [   ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.11%


      14. TYPE OF REPORTING PERSON
          HC/CO






ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of Blount International, Inc., a Delaware corporation ("Blount"). The address of the principal executive offices of Blount is P.O. Box 949, 4909 SE International Way, Portland, Oregon 97222.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following Reporting Persons:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings") 745 Seventh Avenue
     New York, NY 10019

     Holdings, through its subsidiaries is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the general partner of Lehman Brothers Capital Partners III, L.P. and the direct 100% parent of Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II Inc. and Lehman Brothers Offshore Partners II Ltd.

     LB Blount Investment SPV LLC, a Delaware limited liability company ("LB Blount SPV") 745 Seventh Avenue
     New York, NY 10019

     All the shares of Blount beneficially owned by the Reporting Persons are directly owned by LB Blount SPV. With respect to the equity interests of LB Blount SPV, Lehman Brothers Merchant Banking Partners II L.P. owns approximately 41.4%, Lehman Brothers Offshore Investment Partners II L.P. owns approximately 27.0%, Lehman Brothers Capital Partners III, L.P. owns approximately 5.4%, Lehman Brothers Capital Partners IV, L.P. owns approximately 15.0%, LB I Group Inc. owns approximately 7.1%, Lehman Brothers MBG Partners 1999 (A) L.P. owns approximately 3.6%, Lehman Brothers MBG Partners 1999 (B) L.P. owns approximately 0.4%, and Lehman Brothers MBG Partners 1999 (C) L.P. owns approximately 0.1% thereof.

     Lehman Brothers Inc., a Delaware corporation ("LBI")
     745 Seventh Avenue
     New York, NY 10019

     LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group Inc.

     LB I Group Inc., a Delaware corporation ("LB I Group")
     745 Seventh Avenue
     New York, New York 10019

     LB I Group is a wholly-owned subsidiary of LBI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). LB I Group owns approximately 7.1% of the equity interests of LB Blount SPV.

     Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership ("LB MBP II")
     745 Seventh Avenue
     New York, NY 10019

     LB MBP II is a limited partnership, the general partner of which is Lehman Brothers Merchant Banking Partners II Inc. LB MBP II owns approximately 41.4% of the equity interests of LB Blount SPV.

     Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership ("LB OIP II")
     745 Seventh Avenue
     New York, NY 10019

     LB OIP II is a limited partnership, the general partners of which are Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. LB OIP II owns approximately 27.0% of the equity interests of LB Blount SPV.

     Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners III")
     745 Seventh Avenue
     New York, NY 10019

     Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners III owns approximately 5.4% of the equity interests of LB Blount SPV.

     Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership ("Capital Partners IV")
     745 Seventh Avenue
     New York, NY 10019

     Capital Partners IV is a limited partnership, the general partner of which is LB I Group Inc. Capital Partners IV owns approximately 15.0% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (A) L.P., a Delaware limited partnership ("MBG 1999 (A)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (A) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (A) owns approximately 3.6% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (B) L.P., a Delaware limited partnership ("MBG 1999 (B)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (B) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (B) owns approximately 0.4% of the equity interests of LB Blount SPV.

     Lehman Brothers MBG Partners 1999 (C) L.P., a Delaware limited partnership ("MBG 1999 (C)")
     745 Seventh Avenue
     New York, NY 10019

     MBG 1999 (C) is a limited partnership, the general partner of which is LB I Group Inc. MBG 1999 (C) owns approximately 0.1% of the equity interests of LB Blount SPV.

     Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation ("LB Offshore II Ltd.")
     745 Seventh Avenue
     New York, NY 10019

     LB Offshore II Ltd. is a wholly-owned subsidiary of Holdings and a general partner of LB OIP II.

     Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation ("LB MBP II Inc.")
     745 Seventh Avenue
     New York, NY 10019

     LB MBP II Inc. is a wholly-owned subsidiary of Holdings and the general partner of LB MBP II and a general partner of LB OIP II.

     The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

         No change.


ITEM 4.  PURPOSE OF TRANSACTION

         No change except as described below.


     On August 5, 2004, Blount filed a Prospectus dated August 4, 2004, (the "Prospectus") with the Securities and Exchange Commission (the "SEC") to offer 12,000,000 additional shares of Common Stock, which together with the 30,883,103 shares of Common Stock outstanding at March 31, 2004, as reported in the Prospectus, increased its outstanding Common Stock to 42,883,103 shares.
     On August 9, 2004 the Convertible Preferred Equivalent Securities Due 2013 (the "Convertible Securities") owned by the Reporting Persons, which were convertible indirectly into shares of Common Stock, were redeemed by Blount at a redemption price of $30,049,051.31. As of that date the Reporting Persons no longer own any Convertible Securities of Blount but continue to beneficially own 26,262,111 shares of Common Stock and 1,000,000 shares of Common Stock issuable upon exercise of Warrants, constituting 62.12% of the Common Stock of Blount.
     For information relating to material changes in the present capitalization of Blount, see the "Prospectus Summary - The Refinancing Transactions," beginning on page 6 of the Prospectus.
     LBI is acting as underwriter, advisor, lead manager and sole book-running manager for the offering of Common Stock pursuant to the Prospectus and for the offering by Blount of $175 million aggregate principal amount of 8 7/8 % Senior Subordinated Notes due 2012 as described in that section of the Prospectus. LBI will receive customary underwriting fees plus reimbursement of expenses in connection with those transactions pursuant to Underwriting Agreements with Blount filed with the SEC as exhibits to Blount's Registration Statement on Form S-1, Registration Number 333-114840.
     The Reporting Persons intend to evaluate continually Blount's business, prospects and financial condition, the market for shares of Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on these factors, the Reporting Persons may decide to sell all or part of the shares of Blount that they hold or cause Blount to make material changes in its present capitalization. Any disposition, or any further acquisition, may be effected through privately negotiated transactions or otherwise.
     Except as set forth in this Item 4 (and in Item 4 of the Reporting Persons' original Schedule 13D and prior amendments), the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) See Items 11 and 13 of the cover page for each Reporting Person and Item 4 above.

     (b)      See Items 7 through 9 of the cover page for each Reporting Person.

     (c)      See Item 4.

     (d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

     (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4.

     Daniel James is a Managing Director of LBI. William Shutzer serves as a consultant to LBI. Messrs. James and Shutzer are members of the Board of Directors of Blount.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Purchase Agreement dated as of March 2, 2001 between Blount International, Inc. and LB Blount Investment SPV LLC (filed as Exhibit 99.1 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)


     12% Convertible Preferred Equivalent Security Due 2013 dated as of March 2, 2001 (filed as Exhibit 99.2 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Certificate Representing Warrants dated as of March 2, 2001 (filed as
     Exhibit 99.3 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)

     Certificate of Designations for the 12% Convertible Preferred Stock (filed as Exhibit 99.4 to Blount International, Inc.'s Form 8-K Current Report dated as of March 2, 2001, and incorporated herein by reference)


     Joint Filing Agreement, dated August 16, 2004, among Lehman Brothers Holdings Inc., Blount Investment SPV LLC, Lehman Brothers Inc., Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III, L.P., Lehman Brothers Capital Partners IV, L.P., Lehman Brothers MBG partners 1999 (A) L.P., Lehman Brothers MBG Partners 1999 (B) L.P., Lehman Brothers MBG Partners 1999 (C) L.P., LB I Group Inc., Lehman Brothers Offshore Partners II Ltd. and Lehman Brothers Merchant Banking Partners II Inc. (filed herewith as Exhibit A)


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 16, 2004


                                        LEHMAN BROTHERS HOLDINGS INC.



                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Vice President


                                        BLOUNT INVESTMENT SPV LLC


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS INC.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Senior Vice President


                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS OFFSHORE INVESTMENT
                                        PARTNERS II L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS CAPITAL PARTNERS III,
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS CAPITAL PARTNERS IV,
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LEHMAN BROTHERS MBG PARTNERS 1999 (A)
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LEHMAN BROTHERS MBG PARTNERS 1999 (B)
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LEHMAN BROTHERS MBG PARTNERS 1999 (C)
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LB I GROUP INC.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title : Authorized Signatory



                                        LEHMAN BROTHERS OFFSHORE PARTNERS II
                                        LTD.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II INC.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory












                                                           Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                     BUSINESS ADDRESS

MICHAEL L. AINSLIE                             Lehman Brothers Holdings Inc.
Private Investor and former                    745 Seventh Avenue
President and Chief Executive                  New York, NY 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                                  Lehman Brothers Holdings Inc.
Retired Chairman of International              745 Seventh Avenue
Business Machines Corporation                  New York, NY 10019

ROGER S. BERLIND                               Lehman Brothers Holdings Inc.
Theatrical Producer                            745 Seventh Avenue
                                               New York, NY 10019

THOMAS H. CRUIKSHANK                           Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive           745 Seventh Avenue
Officer of Halliburton Company                 New York, NY 10019


MARSHA JOHN EVANS                              Lehman Brothers Holdings Inc.
President of American Red Cross                745 Seventh Avenue
                                               New York, NY 10019


RICHARD S. FULD, JR.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer           745 Seventh Avenue
                                               New York, NY 10019


SIR CHRISTOPHER GENT                           Lehman Brothers Holdings Inc.
Former Chief Executive Officer,                745 Seventh Avenue
Vodaphone Group Plc                            New York, NY 10019

                                               Lehman Brothers Holdings Inc.
HENRY KAUFMAN                                  745 Seventh Avenue
President of Henry Kaufman                     New York, NY 10019
& Company, Inc.


JOHN D. MACOMBER                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group              745 Seventh Avenue
                                               New York, NY 10019

DINA MERRILL                                   Lehman Brothers Holdings Inc.
Director and Vice Chairman                     745 Seventh Avenue
of RKO Pictures, Inc. and Actress              New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom..








                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                   BUSINESS ADDRESS

RICHARD S. FULD, JR.                         Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer         745 Seventh Avenue
                                             New York, NY 10019

JONATHAN E. BEYMAN                           Lehman Brothers Holdings Inc.
Chief of Operations and Technology           745 Seventh Avenue
                                             New York, NY 10019


DAVID GOLDFARB                               Lehman Brothers Holdings Inc.
Chief Financial Officer                      745 Seventh Avenue
                                             New York, NY 10019


JOSEPH M. GREGORY                            Lehman Brothers Holdings Inc.
President and Chief Operating Officer        745 Seventh Avenue
                                             New York, NY 10019


R>
BRADLEY H. JACK                              Lehman Brothers Holdings Inc.
Office of the Chairman                       745 Seventh Avenue
                                             New York, NY 10019

THOMAS A. RUSSO                              Lehman Brothers Holdings Inc.
Chief Legal Officer                          745 Seventh Avenue
                                             New York, NY 10019

All above individuals are citizens of the United States.








                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                    BUSINESS ADDRESS
THOMAS A CRUIKSHANK                           Lehman Brothers Holdings Inc.
Retired Chairman and Chief                    745 Seventh Avenue
Executive Officer of Halliburton              New York, New York 10019
Company

HOWARD L. CLARK, JR.                          Lehman Brothers Holdings Inc.
Vice Chairman                                 745 Seventh Avenue
                                              New York, NY 10019

FREDERICK FRANK                               Lehman Brothers Holdings Inc.
Vice Chairman                                 745 Seventh Avenue
                                              New York, NY 10019

RICHARD S. FULD, JR.                          Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer          745 Seventh Avenue
                                              New York, NY 10019

HARVEY M. KRUEGER                             Lehman Brothers Holdings Inc.
Vice Chairman                                 745 Seventh Avenue
                                              New York, NY 10019

All above individuals are citizens of the United States.







                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                       BUSINESS ADDRESS

RICHARD S. FULD, JR.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer             745 Seventh Avenue
                                                 New York, NY 10019

DAVID GOLDFARB                                   Lehman Brothers Holdings Inc.
Chief Financial Officer                          745 Seventh Avenue
                                                 New York, NY 10019


JOSEPH M. GREGORY                                Lehman Brothers Holdings Inc.
President and Chief Operating Officer            745 Seventh Avenue
                                                 New York, NY 10019

JONATHAN E. BEYMAN                               Lehman Brothers Holdings Inc.
Chief of Operations and Technology               745 Seventh Avenue
                                                 New York, NY 10019


BRADLEY H. JACK                                  Lehman Brothers Holdings Inc.
Office of the Chairman                           745 Seventh Avenue
                                                 New York, NY 10019

THOMAS A. RUSSO                                  Lehman Brothers Holdings Inc.
Chief Legal Officer                              745 Seventh Avenue
                                                 New York, NY 10019

All above individuals are citizens of the United States.







                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


 NAME                                            BUSINESS ADDRESS


 David Goldfarb                                  745 Seventh Avenue
                                                 New York, NY 10019




 Christopher M. O'Meara                          745 Seventh Avenue
                                                 New York, NY 10019







                               EXECUTIVE OFFICERS

 NAME                                                     BUSINESS ADDRESS

 Dexter E. Senft                                          745 Seventh Avenue
 Managing Director                                        New York, NY 10019

 Micheal I. Brill                                         745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019




 Michael J. Konigsberg                                    745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Edward B. McGeough                                       745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019


 Brian P. Wade                                            745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Jarett Wait                                              745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Alan Waskowitz                                           745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019

 Jeffrey S. Wecker                                        745 Seventh Avenue
 Senior Vice President                                    New York, NY 10019


Above individuals are citizens of the United States.






                LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

                               BOARD OF DIRECTORS



NAME                                     BUSINESS ADDRESS


Allan S. Kaplan
                                         745 Seventh Avenue
                                         New York, NY 10019


Alan Washkowitz
                                         745 Seventh Avenue
                                         New York, NY 10019






                               EXECUTIVE OFFICERS


Alan Washkowitz                               745 Seventh Avenue
President                                     New York, NY 10019


Above individuals are citizens of the United States.





                    LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

                               BOARD OF DIRECTORS


NAME                                    BUSINESS ADDRESS

Nicholas Trollope                       745 Seventh Avenue
                                        New York, NY 10019

Alan Washkowitz                         745 Seventh Avenue
                                        New York, NY 10019





                               EXECUTIVE OFFICERS

NAME                                              BUSINESS ADDRESS

Graham B. Collis                                  745 Seventh Avenue
Alternate Director                                New York, NY 10019

Kathryn Siggins                                   745 Seventh Avenue
Alternate Director                                New York, NY 10019

Alan Washkowitz                                   745 Seventh Avenue
President                                         New York, NY 10019


Above individuals are citizens of the United States.




















                                                            APPENDIX B


Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.








                                                            EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.




                                        LEHMAN BROTHERS HOLDINGS INC.



                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Vice President


                                        BLOUNT INVESTMENT SPV LLC


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS INC.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Senior Vice President


                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS OFFSHORE INVESTMENT
                                        PARTNERS II L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS CAPITAL PARTNERS III,
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS CAPITAL PARTNERS IV,
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LEHMAN BROTHERS MBG PARTNERS 1999 (A)
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LEHMAN BROTHERS MBG PARTNERS 1999 (B)
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LEHMAN BROTHERS MBG PARTNERS 1999 (C)
                                        L.P.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory


                                        LB I GROUP INC.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title : Authorized Signatory



                                        LEHMAN BROTHERS OFFSHORE PARTNERS II
                                        LTD.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory



                                        LEHMAN BROTHERS MERCHANT BANKING
                                        PARTNERS II INC.


                                        By: /s/ Barrett S. DiPaolo
                                            Name: Barrett S. DiPaolo
                                            Title: Authorized Signatory